

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 13, 2017

<u>Via E-mail</u>
Mr. Charles Main
Chief Financial Officer
Yamana Gold, Inc.
Royal Bank Plaza, North Tower
200 Bay Street
Suite 2200
Toronto, Ontario M5J 2J3

  Re: Yamana Gold, Inc.
    Form 40-F for the Fiscal Year Ended December 31, 2015
    Filed March 30, 2016
    File No. 001-31880

Dear Mr. Main:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Joel Parker

        Joel Parker
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Mining